# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENvue Medical, Inc., CIK 0001326706
CUSIP: 29416M103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 969 PRUITT AVE,, TYLER, Texas (TX), 77569
Date of event which requires filing of this statement: 06/22/2026
Filed by CIK 0002111050
Persons authorized to receive notices and communications: Christian Glibert, 4001 GREEN HERON SPRING DR, Carpinteria, California (CA), 93013, 7405077228

## Reporting persons
- Glibert Christian Michael (CIK 0002111050): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ENvue Medical, Inc.
Address of issuer's principal executive offices: 969 PRUITT AVE,, TYLER, Texas (TX), 77569

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is being filed by Christian Michael Glibert. The citizenship, principal occupation, and background of the Reporting Person have not changed since the filing of the initial Schedule 13D

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following:
Not applicable. The transactions reported herein involve the disposition (sale) of securities of the Issuer, and no funds were expended by the Reporting Person

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:
This Amendment No. 2 is being filed to report that the Reporting Person has fully liquidated his investment position in the Issuer. On June 22, 2026, the Reporting Person disposed of all remaining shares of Common Stock of the Issuer held by him. Except as a result of the transactions described in Item 5, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

(a) As of June 22, 2026, the Reporting Person beneficially owns 0 shares of Common Stock of the Issuer, representing 0.0% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The Reporting Person has sole voting power and sole dispositive power over 0 shares of Common Stock, and shared voting power and shared dispositive power over 0 shares of Common Stock.
Transactions in the class effected during the past sixty days: (c) On June 22, 2026, the Reporting Person disposed of an aggregate of 210,000 shares of Common Stock in open market transactions at a weighted average price of $0.6880 per share. The shares were sold in multiple tranches at prices ranging from $0.6756 to $0.7220.
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) On June 22, 2026, the Reporting Person ceased to be the beneficial owner of more than 5.0% of the Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following:
The information set forth in Item 4 and Item 5 of this Amendment No. 2 is incorporated herein by reference. There are no contract arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Glibert Christian Michael: /s/ Christian Michael Glibert, Christian Michael Glibert (06/22/2026)